Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software Corporation
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Intends to Sell its Holdings in Chordiant Software, Inc.

SHANGHAI, ATLANTA – Jan. 11, 2010 – CDC Software Corporation (NASDAQ: CDCS), a global provider of enterprise software applications and services, today announced that, as it disclosed on its conference call last Friday, it intends to sell its holdings in Chordiant, which totaled 392,762 shares of Chordiant, or approximately 1.3 percent of Chordiant’s 30.4 million shares outstanding, as of January 5, 2010. As a Chordiant shareholder, CDC Software does not believe that Chordiant has acted in the best interests of its shareholders in evaluating its offer.

On January 11, 2010, Chordiant issued a press release responding to CDC Software’s proposal. In the press release, Chordiant rejected the offer stating that the proposal undervalues Chordiant and is not in the best interests of Chordiant’s shareholders. The Chordiant release also states that there was no prior acquisition-related dialogue between Chordiant and CDC Software.

Peter Yip, CEO of CDC Software stated, “We are very disappointed by Chordiant’s apparent summary response to, and dismissal of, our offer, which was delivered to us this early morning, without any prior substantive contact from either Chordiant management or Morgan Stanley, its retained investment advisor on the merits of our proposal. We were disappointed with this morning’s announcement by Chordiant, especially since Chordiant advised us on January 6, 2010 by email that our proposal would be discussed at a regularly-scheduled board meeting later in the month.”

“Furthermore, in contrast to Chordiant’s statement in its press release, we have attempted to meet with, and engage in, discussions with Chordiant on several occasions, beginning last year and continuing into 2010. Each time, our attempts were dismissed outright.”

Yip continued, “We are particularly concerned with Chordiant’s assertions, especially since we had indicated our offer of shared-responsibility in the combined company for the executive management team. Multiple industry and Wall Street analysts as well as several mutual Tier 1 customers, have expressed their strong belief that the merger would be beneficial to both companies and their respective shareholders. We believe that in addition to our cash offer, we estimate that we would be required to expend a very significant amount, which we currently estimate would be approximately $0.60 to $0.75 per share, post-closing, in order to restructure Chordiant and realize our expected operating cost savings. This would include costs for severance and golden parachute payments, as well as other integration-related expenditures.”

“Based on publicly-available information including Chordiant’s proxy statement filed with the SEC on December 18, 2009, while holding less than 5% of Chordiant’s outstanding shares, the officers and directors of Chordiant have repeatedly frustrated previous offers for Chordiant. We believe these actions are not in the best interests of Chordiant shareholders. We believe that the current management has been utilizing Section 203 of the Delaware General Corporation Law to entrench themselves in the company and stifle any potential acquisitions.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a provider of enterprise software applications and services designed to help organizations deliver a superior customer experience, while increasing efficiencies and profitability. CDC Software provides customers with maximum flexibility in their solutions through multiple deployment options which best fit their business needs. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions such as on-premise, cloud-based or hybrid (blending of the two options) deployment offerings. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Activplant (enterprise manufacturing intelligence), CDC Ross ERP (enterprise resource planning), CDC Supply Chain (supply chain management , warehouse management and order management),CDC xAlerts (real-time supply chain event management), CDC Power (discrete ERP), CDC eCommerce, CDC NFP/NGO, CDC Pivotal CRM and Saratoga CRM (customer relationship management), CDC Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, CDC HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and IT consulting. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, the CDC Software Corporation, or the company, plans to file with the SEC a registration statement on Form F-4 containing a proxy statement/prospectus and other documents regarding the proposed transaction. The definitive proxy statement/prospectus will be mailed to shareholders of Chordiant Software Inc.

INVESTORS AND SECURITY HOLDERS OF CHORDIANT SOFTWARE INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CAREFULLY WHEN FILED WITH THE SEC IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus, when filed, and other documents filed with the SEC by the company through the web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Monish Bahl, Senior Vice President, Investor Relations (678) 259-8510.

The company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the company’s directors and executive officers is available in its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009. As of January 5, 2010, CDC Software Corporation owns 392,762 shares of Chordiant Software Inc. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Statements in this release that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of factors such as the company’s ability to achieve the synergies and value creation contemplated by the proposed transaction, the company’s ability to promptly and effectively integrate the businesses of Chordiant Software Inc. and the company, the timing to consummate the proposed transaction, and the diversion of management time on transaction-related issues. For further information regarding risks and uncertainties associated with the company’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of the company’s SEC filings, including, but not limited to, its Registration Statement on Form F-1/A (333-160600), which was filed with the SEC on August 4, 2009, copies of which may be obtained by contacting the company’s Investor Relations department at (678) 259-8510 or at the company’s website at www.cdcsoftware.com.

All information in this communication is as of January 11, 2010. The company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations. Historical results are not indicative of future performance.